Exhibit 23. 1

Consent of Independent Registered Public Accounting Firm

Plan Administrator
Kirby 401(k) Plan:

We consent to the incorporation by reference in the Registration Statement (File No. 33-57625) on Form S-8 of Kirby Corporation of our report dated June 17, 2005, with respect to the statements of net assets available for plan benefits (modified cash basis) of the Kirby 401(k) Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for plan benefits (modified cash basis) for the years then ended and the supplemental schedule H, line 4i - schedule of assets (held at end of year) (modified cash basis) as of December 31, 2004 which report appears in the December 31, 2004 Annual Report on Form 11-K of the Kirby 401(k) Plan.

KPMG LLP
Houston, Texas
June 17, 2005